UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TRONOX INCORPORATED

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

897051108 (CUSIP Number)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 897051108	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheyne Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 21,700
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 21,700
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,700
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 897051108	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheyne General Partner Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 21,700
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 21,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,700
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON CO

Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:
TRONOX INCORPORATED

	(b)	Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Cheyne Capital Management Limited and Cheyne General Partner Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of Cheyne Capital Management Limited is Stornoway

House, 13 Cleveland Row, London, SW1A 3DH, England.

The address of Cheyne General Partner Inc. is Walker House, Mary

Street, PO Box 908GT, Grand Cayman, Cayman Islands.

	(c)	Citizenship:

Cheyne Capital Management Limited is a company incorporated under the laws of England and Wales. Cheyne General Partner Inc. is a Cayman Islands corporation.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value

	(e)	CUSIP Number:

897051108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).*

* Cheyne Capital Management Limited only.

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 5 of 8 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned: **

(b) Percent of Class: **

(c) Number of Shares as to which the person has:

(i) sole power to vote or direct the vote **

(ii) shared power to vote or direct the vote **

(iii) sole power to dispose or direct the disposition of **

(iv) shared power to dispose or direct the disposition of **

** See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2006

CHEYNE CAPITAL MANAGEMENT LIMITED

By	/s/ Simon James
Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By	/s/ Daniele Hendry
Name:	Daniele Hendry
Title:	Director

Page 7 of 8 Pages

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Class A Common Stock, $0.01 par value, of TRONOX INCORPORATED, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 30th day of November, 2006.

CHEYNE CAPITAL MANAGEMENT LIMITED

By	/s/ Simon James
Name:	Simon James
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By	/s/ Daniele Hendry
Name:	Daniele Hendry
Title:	Director

Page 8 of 8 Pages

ATTACHMENT A

1.	Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of November 22, 2006, Cheyne Capital Management Limited (“CCML”), as the investment manager of Cheyne Special Situations Fund L.P. (“CLP”), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 21,700 shares of Class A Common Stock, $0.01 par value, of Tronox Incorporated (the “Class A Common Stock”). Accordingly, CCML may be deemed to be the beneficial owner of the 21,700 shares of Class A Common Stock, which, based on there being 18,356,778 shares of Class A Common Stock outstanding as reported in the Form 10-Q of Tronox Incorporated for the quarterly period ended September 30, 2006 (the “Form 10-Q”), represents approximately 0.1% of the outstanding Class A Common Stock.

As of November 22, 2006, Cheyne General Partner Inc. (“CGP”), as the general partner of CLP, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 21,700 shares of Class A Common Stock. Accordingly, CGP may be deemed to be the beneficial owner of the 21,700 shares of Class A Common Stock, which, based on there being 18,356,778 shares of Class A Common Stock outstanding as reported in the Form 10-Q, represents approximately 0.1% of the outstanding Class A Common Stock.

As of November 22, 2006, CLP was the direct beneficial owner of 21,700 shares of Class A Common Stock, which, based on there being 18,356,778 shares of Class A Common Stock outstanding as reported in the Form 10-Q, represents approximately 0.1% of the outstanding Class A Common Stock.

Each of CCML and CGP disclaim beneficial ownership of the 21,700 shares of Class A Common Stock, except to the extent of any pecuniary interest therefrom.

2.	Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of November 22, 2006, CCML may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 21,700 shares of Class A Common Stock.

As of November 22, 2006, CGP may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 21,700 shares of Class A Common Stock.

Each of CCML and CGP disclaim beneficial ownership of the 21,700 shares of Class A Common Stock, except to the extent of any pecuniary interest therefrom.